DECHERT PRICE & RHOADS Letterhead
                          Ten Post Office Square, South
                           Boston, Massachusetts 02109
                                  (617)728-7100
                             (617)426-6567 (fax no.)

                                                                 January 6, 2000

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:    Mrs. Patricia P. Williams
         Division of Investment Management

         Re:      Withdrawal of Registration Statement
                  of The Universal Funds (the "Trust")
                  FILE NOS. 811-9627 AND 333-88937

Dear Mrs. Williams:

         Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "1933 Act"), the Trust hereby submits this application (the "Application") for an order of the Securities and Exchange Commission (the "SEC") granting withdrawal of the Trust's registration statement filed under the 1933 Act and the Investment Company Act of 1940, as amended (the "1940 Act"), on October 13, 1999. At this time, the Trust's sponsor, Ivy Management, Inc., has determined that the Trust does not comport with its plans for new product development, although it may pursue registration of a similar product in the future. In support of this Application, the Trust states that it has never made a public offering of securities; that it is not now nor has it ever been active; and that it has no assets, known liabilities or pending claims. The Trust believes that withdrawal of its registration statement would be consistent with the public interest and the protection of investors. No fees are required in connection with this filing.

         On October 13, 1999, the Trust filed via EDGAR its notification of registration pursuant to Section 8(a) of the 1940 Act on Form N-8A. Accordingly, concurrently with this Application the Trust is filing with the SEC on Form N-8F an application for an order pursuant to Section 8(f) of the 1940 Act declaring that the Trust has ceased to be an investment company.


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          Please  contact the  undersigned at (617) 728-7161 or Eric C. Griffith at (617)728-7113 with any questions concerning this filing.

                                                        Very truly yours,

                                                        /S/ JOSEPH R. FLEMING
                                                        Joseph R. Fleming,
                                                        Attorney-in-Fact